SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1)(1)

                              COMFORCE CORPORATION

--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                     544118
--------------------------------------------------------------------------------
                                 (CUSIP number)

                            DAVID J. ADLER, ESQUIRE
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               September 25, 1998
--------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

      NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                        Exhibit Index Appears on Page 8.

---------------------------

    (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                  SCHEDULE 13D

CUSIP No. 544118

================================================================================
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                       John C. Fanning
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /X/
                                                                      (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       AF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       United States
--------------------------------------------------------------------------------
 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              0
  OWNED BY
    EACH
 REPORTING
PERSON WITH
              ------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          4,693,082
              ------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          0
              ------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          4,693,082
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       4,693,082
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                             / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       29.7%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 544118

================================================================================
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                       Fanning Asset Partners, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                                       (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                       PF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       Georgia
--------------------------------------------------------------------------------
 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              0
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          1,133,122
            --------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          0
            --------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          1,133,122
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       1,133,122
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          7.2%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 544118

================================================================================
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                       John C. Fanning Irrevocable Trust
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /X/
                                                                     (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                       PF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                              / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       Florida
--------------------------------------------------------------------------------
 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              0
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          4,693,082
            --------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          0
            --------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          4,693,082
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       4,693,082
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                            / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       29.7%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       OO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 544118

================================================================================
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                       Harry Maccarrone
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                                       (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                       AF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       United States
--------------------------------------------------------------------------------
 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              0
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          4,693,082
            --------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          0
            --------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          4,693,082
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       4,693,082
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       29.7%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

      This Amendment No. 1 ("Amendment") amends the statement on Schedule 13D filed by John Fanning (the "Reporting Person") with the Commission on September 14, 1998 with respect to shares of Common Stock, par value $.01 per share (the "Common Stock"), of COMFORCE Corporation. This Amendment supplements and amends the information set forth in the original statement by restating the Items or subsections thereof set forth herein. All capitalized terms shall have the meanings set forth in the original statement on Form 13D.

Item 1.   Security and Issuer.

      This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of COMFORCE Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 415 Crossways Park Drive, Woodbury, New York 11797.

Item 2.   Identity and Background.

      (a) John C. Fanning; Fanning Asset Partners, L.P., a Georgia limited partnership (the "Partnership"); John C. Fanning Irrevocable Trust (the "Trust") and Harry Maccarrone, as trustee of the Trust (the "Trustee").

      (b) The Reporting Person's address is 3505 South Ocean Beach Blvd., Highland Beach, Florida 33487; the Partnership's business address is Northern Trust Plaza, Suite 4160, Boca Raton, Florida 33431; the Trust's business address is c/o COMFORCE Corporation, 415 Crossways Park Drive, P.O. Box 9006, Woodbury, New York 11797, Attention: Harry Maccarrone and the Trustee's address is c/o COMFORCE Corporation, 415 Crossways Park Drive, P.O. Box 9006 Woodbury, New York 11797.

      (c) The Reporting Person is the Chairman and Chief Executive Officer of the Issuer, at the Issuer's offices at 415 Crossways Park Drive, P.O. Box 9006, Woodbury, New York 11797. The Issuer is principally engaged in the business of providing supplemental staffing and related services to businesses, governmental agencies and other organizations. The Partnership, whose address is given in
Item 2(b), was formed to hold and manage certain assets of the Reporting Person and members of his family. The Trust, whose address is given in Item 2(b), was formed to hold and manage certain assets of the Reporting Person and members of his family, and is the general partner of the Partnership. The Trustee is the Vice President of Finance of a subsidiary of the Issuer and a director of the Issuer.

      (d) During the last five years, none of the Reporting Person, the Partnership, the Trust and the Trustee have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, none of the Reporting Person, the Partnership, the Trust and the Trustee have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were and are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each of the Reporting Person and the Trustee is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

      Each of the Partnership and the Trust used its personal funds in the aggregate amount of $25,000,059.10 to purchase an aggregate of 3,778,086 shares of Common Stock.

Item 4.   Purpose of Transaction.

      (a) There are no present plans by the Reporting Person, the Partnership, the Trust or the Trustee to acquire or dispose of any shares of Common Stock.

      (b) There are no present plans by the Reporting Person, the Partnership, the Trust or the Trustee to engage in any extraordinary corporate transactions involving the Issuer or its subsidiaries.

      (c) There are no present plans by the Reporting Person, the Partnership, the Trust or the Trustee to engage in a sale or transfer of any material amount of the assets of the Issuer or its subsidiaries.

      (d) Three of the sellers of the 3,778,086 shares of Common Stock purchased by the Partnership and the Trust, James L. Paterek, the former Chairman and a former director of the Issuer, Christopher P. Franco, the former Chief Executive Officer and a former director of the Issuer, and Michael Ferrentino, the former President and a former director of the Issuer, resigned from their positions as officers and directors of the Issuer upon completion of the transaction which occurred on September 25, 1998. The Reporting Person has been appointed Chairman and Chief Executive Officer of the Issuer and has been elected to the Board of Directors of the Issuer. The Board of Directors of the Issuer has been increased from eight members to nine members and the Reporting Person has designated three other individuals to fill the remaining vacancies. Five of the eight directors that were directors prior to the transaction are continuing to serve on the Issuer's Board of Directors.

      (e) None of the Reporting Person, the Partnership, the Trust or the Trustee plans to change the Issuer's present capitalization or dividend policies.

      (f) None of the Reporting Person, the Partnership, the Trust or the Trustee plans to change the Issuer's business or corporate structure other then as may be described in response to item 4(e).

      (g) Not applicable.

Item 5.   Interest in Securities of the Issuer.

      (a) On September 25, 1998, the Partnership and the Trust acquired an aggregate of 3,778,086 shares of Common Stock. As of such date, the Reporting Person, the Partnership, the Trust and the Trustee beneficially owned an aggregate of 4,693,082 shares of Common Stock. This constituted approximately 29.7% of the 15,790,747 shares of Common Stock outstanding as of July 31, 1998, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998. The Partnership and Trust previously acquired 914,996 shares of the Issuer in November 1997 upon acceptance of the Issuer's tender offer to purchase shares of Uniforce Services, Inc. then held by the Reporting Person for cash and Common Stock of the Issuer (based on a price of $7.67 per share of Common Stock).

      (b) As of September 25, 1998, the Reporting Person, the Trust and the Trustee had the shared power to vote or direct the vote, and the shared power to dispose or to direct the disposition of, all of the shares of Common Stock beneficially owned by the Reporting Person, the Trust and the Partnership. As of such date, the Partnership had the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of 1,133,122 shares of Common Stock.

      (c) Except as provided herein, none of the Reporting Person, the Partnership, the Trust and the Trustee effected any transactions in the Common Stock during the past 60 days.

Item 6.   Contracts,   Arrangements,   Understandings  or  Relationships  with
          Respect to Securities of the Issuer.

      On September 4, 1998, the Reporting Person entered into a Stock Purchase and Sale Agreement with the Issuer, James L. Paterek, Christopher P. Franco, Michael Ferrentino and Kevin W. Kiernan under which such individuals agreed to sell 3,778,086 shares of Common Stock to the Reporting Person for $25,000,059.10. Such transaction was completed on September 25, 1998.

Item 7.   Materials to be Filed as Exhibits.

      (a) Joint Filing Agreement dated September 28, 1998.

      (b) Stock Purchase and Sale Agreement dated September 4, 1998.

                                   Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date: September 28, 1998


                                        /S/ JOHN C. FANNING
                                        ---------------------------------------
                                                  JOHN C. FANNING


                                        FANNING ASSET PARTNERS, L.P.
                                        By:  John C. Fanning Irrevocable Trust,
                                             General Partner



                                        By:/s/ John C. Fanning
                                           ------------------------------------
                                           John C. Fanning, Attorney-in-Fact


                                        JOHN C. FANNING IRREVOCABLE TRUST


                                        By:/s/ John C. Fanning
                                           ------------------------------------
                                           John C. Fanning, Attorney-in-Fact



                                        /s/ Harry Maccarrone
                                        ---------------------------------------
                                        HARRY MACCARRONE

                                                                      EXHIBIT A
                                                                      ---------

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) of Regulation 13D-G of the Securities Exchange Act of 1934, the persons or entities below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of COMFORCE Corporation, by John C. Fanning, and further agree that this Joint Filing Agreement is included as an Exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement this 28th day of September, 1998.


                                       /S/ JOHN C. FANNING
                                       ---------------------------------------
                                                  JOHN C. FANNING


                                        FANNING ASSET PARTNERS, L.P.
                                        By:  John C. Fanning Irrevocable Trust,
                                             General Partner



                                        By:/s/ Harry Maccarrone
                                           ------------------------------------
                                           Harry Maccarrone, Trustee


                                        JOHN C. FANNING IRREVOCABLE TRUST


                                        By:/s/ Harry Maccarrone
                                           ------------------------------------
                                           Harry Maccarrone, Trustee



                                        /s/ Harry Maccarrone
                                        ---------------------------------------
                                        HARRY MACCARRONE

                                                                       EXHIBIT B


                      STOCK PURCHASE AND SALE AGREEMENT (the "Agreement") dated as of September 4, 1998 by and among Mr. James L. Paterek ("JP"), Mr. Christopher P. Franco ("CF"), Mr. Michael Ferrentino ("MF") and Mr. Kevin
Kiernan   ("KK,"  and  together  with  JP,  CF  and  MF,   "Sellers,"  and  each
individually, a "Seller"), COMFORCE Corporation, a Delaware corporation (the "Company"), and Mr. John C. Fanning ("Buyer").

                              W I T N E S S E T H:

                      WHEREAS, Sellers own in the aggregate 3,778,084 shares of the Company's common stock, $.01 par value per share (the "Stock"); and WHEREAS, Sellers desire to sell to Buyer, and Buyer desires to purchase from Sellers, such Stock on the terms and conditions set forth herein;

                      NOW, THEREFORE, in consideration of the premises, the mutual covenants and agreements contained herein and other good, valuable and sufficient consideration, the receipt of which is hereby acknowledged, Sellers, the Company and Buyer (collectively, the "Parties" and, sometimes individually, a "Party"), intending to be legally bound, hereby agree as follows:

SECTION 1 - PURCHASE AND SALE OF STOCK; CLOSING

           1.1 CLOSING. The closing of the transactions contemplated hereby (the "Closing") shall take place on the first business day following receipt of all necessary approvals, but in no event later than November 30, 1998, at the offices of Kelley Drye & Warren LLP, 101 Park Avenue, New York, New York, or such other place or time as shall be mutually agreed upon by the Parties.

           1.2 PURCHASE AND SALE OF STOCK; RELATED DELIVERIES; PURCHASE PRICE. Subject to the terms and conditions set forth herein, at the Closing, Sellers shall sell, transfer, assign and deliver to Buyer, and Buyer shall purchase from Sellers and accept all right, title and interest in and to the Stock. In consideration for the sale, assignment and delivery of the Stock, at the Closing, Buyer shall pay to Sellers for the Stock an aggregate cash purchase price (the "Purchase Price") of Twenty-Five Million Fifty-Nine Dollars and Ten Cents ($25,000,059.10).

           1.3 PAYMENT. At the Closing, Buyer shall pay the Purchase Price to Sellers by wire transfer of immediately available Federal Reserve funds to the accounts of Sellers as designated in writing thereby, to be delivered to Buyer no later than one business day prior to the Closing. The Purchase Price shall be allocated among Sellers as set forth on SCHEDULE 1.3 attached hereto.

           1.4 CLOSING DELIVERIES OF SELLERS. At the Closing, Sellers shall deliver, or cause to be delivered, to Buyer:

               (a) the certificates representing the Stock duly endorsed in blank or accompanied by stock transfer powers in proper form duly endorsed in blank and accompanied by any requisite stock transfer stamps paid by Sellers;

               (b) resignations from each Seller from their positions as board members of the Company;

               (c) true and complete copies of Amendments to each of the Employment Agreements dated December 1, 1997, by and between the Company and JP, CF and MF, respectively, in the forms of Exhibits A, B and C annexed hereto, respectively (collectively, the "Employment Agreements Amendments"), duly executed by the Company and each respective Seller; and

               (d) all additional documents reasonably deemed by Buyer to be necessary to effect and evidence the sale, assignment and transfer of the Stock to Buyer pursuant to this Agreement.

          1.5 CLOSING DELIVERY OF BUYER. At the Closing, Buyer shall wire transfer the Purchase Price as provided in Section 1.3 hereof.

          1.6 CLOSING DELIVERIES OF THE COMPANY. At the Closing, the Company shall cause to be delivered:

               (a) To Sellers the Employment Agreement Amendments, duly executed by the Company; and

               (b) To Buyer a letter, as of the Closing, in the form of Exhibit D annexed hereto (the "Section 203 Letter"), duly executed by the Company, that shall provide that the Company approves the transactions contemplated hereby and that Buyer does not and shall not constitute an "interested stockholder" for the purposes of Section 203 of the General Corporation Law of the State of Delaware.

SECTION 2 - REPRESENTATIONS AND WARRANTIES OF SELLERS

           2.1  TITLE TO THE  STOCK.  Each of the  shares  of Stock set forth on
Schedule 2.1 is owned of record or held beneficially by each Seller as set forth opposite such Seller's name listed on Schedule 2.1, and each Seller holds good, valid and marketable title to such shares of Stock listed thereon, and except as set forth on Schedule 2.1, free and clear of any lien, claim, charge, security interest, pledge, defect in title, covenant or other restriction of any kind whatsoever (collectively, "Encumbrances"). Each Seller possesses full authority and legal right to sell the entire legal and beneficial ownership of his shares of Stock. Upon transfer of the shares of Stock to Buyer hereunder at the Closing, Buyer will own, and will have good and marketable title to, the entire legal and beneficial interest in the Stock, free and clear of Encumbrances except as may be granted by Buyer or be binding upon him.

           2.2 ENFORCEABILITY OF AGREEMENT. Each Seller has all requisite power, authority and capacity to enter into this Agreement and all agreements, instruments and documents being or to be executed and delivered under this Agreement or in connection herewith (collectively, "Seller Ancillary Agreements") and to perform his obligations hereunder and thereunder. This Agreement and each Seller Ancillary Agreement, when duly executed and delivered by all the Parties, will constitute a valid and legally binding obligation of each Seller, enforceable in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors' rights generally and
(ii) the fact that equitable remedies or relief (including, without limitation, the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought. Neither the execution and delivery of this Agreement or any of the Seller Ancillary Agreements nor the performance hereof or thereof will constitute or result in the breach of any term, condition or provision of, or constitute a default under any material agreement or other instrument to which such Seller is a party or under any law, regulation, judgment or order binding upon such Seller or result in the creation of any Encumbrance in respect of the Stock.

SECTION 3 - REPRESENTATIONS AND WARRANTIES OF BUYER

           3.1 ENFORCEABILITY OF AGREEMENT. Buyer has all requisite power, authority and capacity to enter into this Agreement and all agreements, instruments and documents being or to be executed and delivered under this Agreement or in connection herewith (collectively the "Buyer Ancillary
Agreements")  and to perform his  obligations  hereunder  and  thereunder.  This

Agreement and each Buyer Ancillary Agreement, when duly executed and delivered by all the Parties, will constitute a valid and legally binding obligation of Buyer, enforceable in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors' rights generally and
(ii) the fact that equitable remedies or relief (including, without limitation, the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought. Neither the execution and delivery of this Agreement or any of the Buyer Ancillary Agreements nor the performance hereof or thereof will constitute or result in the breach of any term, condition or provision of, or constitute a default under any material agreement or other instrument to which Buyer is a party or under any law, regulation, judgment or order binding upon Buyer or result in the creation of any Encumbrance against the Stock.

SECTION 4 - REPRESENTATIONS AND WARRANTIES OF THE COMPANY

           4.1 ENFORCEABILITY OF AGREEMENT. The Company has all requisite power authority and capacity to enter into this Agreement and the Employment Agreements and Section 203 Letter and all agreements, instruments and documents being or to be executed and delivered thereby under this Agreement or in connection herewith (collectively the "Company Agreements") and to perform its obligations hereunder or thereunder. This Agreement and each Company Agreement, when duly executed and delivered by all the Parties, will constitute a valid and legally binding obligation of the Company, enforceable in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors' rights generally and (ii) the fact that equitable remedies or relief (including, without limitation, the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought. Neither the execution and delivery of this Agreement or any Company Agreement nor the performance hereof or thereof will constitute or result in the breach of any term, condition or provision of, or constitute a default under any material agreement or other instrument to which the Company is a party or under any law, regulation, judgment or order binding upon the Company or result in the creation of any Encumbrance against the Stock.

SECTION 5 - CLOSING CONDITIONS AND OBLIGATIONS

           5.1 CONDITIONS TO SELLERS' OBLIGATIONS. The obligations of Sellers under this Agreement shall be subject to the satisfaction, at or before the Closing, of each of the following conditions:

               (a) The Buyer's representations and warranties set forth in this Agreement shall have been true and correct in all material respects when made and shall be true and correct in all material respects at and as of the Closing as if such representations and warranties were made as of the Closing.

               (b) Each of Buyer and the Company shall have performed and complied in all material respects with all agreements and obligations required to be so performed or complied with by each of the foregoing at or prior to the Closing including, without limitation, the delivery of the Employment Agreement Amendments, duly executed by the Company.

               (c) There shall be no effective order, decree or injunction of a court of competent jurisdiction that prevents or delays the consummation of the transactions contemplated by this Agreement.

           5.2 CONDITIONS TO BUYER'S OBLIGATIONS. The obligations of Buyer under this Agreement shall be subject to the satisfaction, at or before the Closing, of each of the following conditions:

               (a) Each of the Sellers' and the Company's representations and warranties set forth in this Agreement shall have been true and correct in all material respects when made and shall be true and correct in all material respects at and as of the Closing as if such representations and warranties were made as of the Closing.

               (b) Each of Sellers and the Company shall have performed and complied in all material respects with all agreements and obligations required to be so performed or complied with by each of the foregoing at or prior to the Closing including, without limitation, the delivery of the documents and instruments set forth in Sections 1.4 and 1.6 hereof.

               (c) There shall be no effective order, decree or injunction of a court of competent jurisdiction that prevents or delays the consummation of the transactions contemplated by this Agreement.

               (d) Buyer shall have received copies of the consents required by the HSR Act and the Company's credit facility with Heller Financial, Inc. dated November 27, 1997 (the "Heller Facility"), in respect of this Agreement and the transactions contemplated hereby.

               (e) The Board of Directors of the Company shall have duly approved this Agreement and each Company Agreement and the consummation of the transactions contemplated hereby and thereby.

               (f) The Board of Directors of the Company shall have approved the transactions contemplated by this Agreement for purposes of Section 203 of the Delaware General Corporation Law.

               (g) Buyer and three designees shall have been elected as Directors of the Company following the resignation of JP, CF and MF from the Board of Directors of the Company.

               (h) The Voting Agreement dated December 11, 1995 entered into by KK, CF and MF shall have been terminated on or before the Closing and Buyer shall receive on the Closing a fully executed agreement in respect of such termination in form reasonably satisfactory to Buyer.

           5.3 HRS ACT FILINGS. Sellers shall or shall cause the Company and Buyer shall, as promptly as practicable, file, or cause to be filed, Notification and Report Forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 as amended (the "HSR Act") with the Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice (the "Antitrust Division") in connection with the transactions contemplated by this Agreement, and the other agreements contemplated hereby and thereby, and will use their respective best efforts (it being understood by all parties hereto that time is of the essence) to respond as promptly as practicable to all inquiries received from the FTC or the Antitrust Division for additional information or documentation and to cause the waiting period under the HSR Act to terminate or expire at the earliest possible date. Sellers and Buyer will each furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of necessary filings or submissions to any government or regulatory agency, including, without limitation, any filings necessary under the provisions of the HSR Act.

SECTION 6 - ADDITIONAL AGREEMENTS OF SELLERS

               (a) Each of Sellers agrees that, unless and until this Agreement has been terminated in accordance with its terms, they shall not, directly or indirectly, solicit, initiate or participate in any discussions or negotiations with, or provide information to, any corporation, partnership, person, entity or group concerning any proposal to acquire such Sellers' Stock.

               (b) Sellers shall as promptly as practicable make any and all other filings with and submissions to governmental bodies and regulatory agencies that are required to be made by Sellers in connection with the execution, delivery and performance of this Agreement, including but not limited to the HSR Act.

SECTION 7 - ADDITIONAL AGREEMENTS OF BUYER

           Buyer shall as promptly as practicable make any and all other filings with and submissions to governmental bodies and regulatory agencies that are required to be made by Buyer in connection with the execution, delivery and performance of this Agreement, including, but not limited to, the HSR Act.

SECTION 8 - PRE-CLOSING COVENANTS

               (a) The Company shall as promptly as practicable take all actions necessary, and make any and all filings with and submissions to governmental bodies, regulatory agencies and any other third party including, without limitation, in respect of the Heller Facility, that are required to be made by the Company in connection with the execution, delivery and performance of this Agreement including, without limitation, such actions, filings and submissions in respect of the HSR Act, the Section 203 Letter and the composition of the Company's Board of Directors as contemplated by Section 5.2(g) hereof.

               (b) The Company shall pay any and all applicable filing fees, when due, in connection with the Notification and Report Forms to be filed pursuant to the HSR Act in connection with the transactions contemplated by this Agreement.

SECTION 9 - NOTICES

           All notices required or permitted to be given pursuant to this Agreement shall be given in writing, shall be transmitted by personal delivery, by registered or certified mail, postage prepaid and shall be addressed as follows:

           When Buyer is the intended recipient:

               Mr. John C. Fanning
               3505 South Ocean Blvd.
               Highland Beach, FL.
               33487

           With a copy to:

               Olshan Grundman Frome & Rosenzweig LLP
               505 Park Avenue
               New York, NY  10022
               Attention:  David J. Adler, Esq.

           When a Seller is the intended recipient:

               Mr. James L. Paterek
               2001 Marcus Avenue
               Lake Success, NY  11042

               Mr. Christopher P. Franco
               2001 Marcus Avenue
               Lake Success, NY  11042

               Mr. Michael Ferrentino
               2001 Marcus Avenue
               Lake Success, NY  11042

               Mr. Kevin Kiernan
               2001 Marcus Avenue
               Lake Success, NY  11042

          When the Company is the intended recipient:

               COMFORCE Corporation
               2001 Marcus Avenue
               Lake Success, NY  11042
               Attention:  Chairman of the Corporation

          With a copy to:

               Kelley Drye & Warren LLP
               Two Stamford Plaza
               281 Tresser Blvd.
               Stamford, CT  06901
               Attention:  M. Ridgeway Barker, Esq.

A Party may designate a new address to which notices required or permitted to be given pursuant to this Agreement shall thereafter be transmitted by giving written notice to that effect to the other Parties. Each notice transmitted in the manner described in this Section 9 shall be deemed to have been given, received and become effective for all purposes at the time it shall have been
(i) delivered to the addressee as indicated by the return receipt (if transmitted by mail), the affidavit of the messenger (if transmitted by personal delivery) or the telecopier generated confirmation (if transmitted by telecopier) or (ii) presented for delivery to the addressee as so indicated during normal business hours, if such delivery shall have been refused for any reason.

SECTION 10 - BROKERAGE FEES; CERTAIN EXPENSES

           10.1 BROKERAGE FEES. Each Party agrees to indemnify the other Party for, and to hold the other Party harmless from, any claim or liability for any fee, commission, compensation or other payment by any broker, finder or similar agent who claims to have been, or who was in fact, engaged by or on behalf of it in connection with the transactions contemplated hereby.

           10.2 CERTAIN EXPENSES. Except as otherwise provided in this Agreement and regardless of whether the transactions contemplated by this Agreement are consummated, each Party agrees to pay all expenses, fees and costs (including, without limitation, legal and accounting expenses) incurred by it in connection with the transactions contemplated hereby. Each Party further agrees that the Company will be responsible for its own fees and expenses in connection with the transactions contemplated hereby.

SECTION 11 - GOVERNING LAW; FORUM

           The validity, interpretation, performance and enforcement of this Agreement shall be governed by the laws of the State of New York (without giving effect to the laws, rules or principles of the State of New York regarding conflicts of laws). Each Party agrees that any proceeding arising out of or relating to this Agreement or the breach or threatened breach of this Agreement shall be commenced and prosecuted in a Federal court in the State of New York. Each Party consents and submits to the exclusive personal jurisdiction of any such court in respect of such proceeding. Each Party consents to service of process upon it with respect to any such proceeding by registered mail, return receipt requested, and by any other means permitted by applicable laws and rules. Each Party waives any objection that it may now or hereafter have to the laying of venue of any such proceeding in any such court and any claim that it may now or hereafter have that any such proceeding in any such court has been brought in an inconvenient forum. Each Party waives any right to trial by jury in any such proceedings.

SECTION 12 - BINDING EFFECT; ASSIGNMENT; THIRD-PARTY BENEFICIARIES

           This Agreement shall be binding upon the Parties and their respective successors and assigns and shall inure to the benefit of the Parties and their respective successors and permitted assigns. No Party hereto shall assign any of his rights or delegate any of his duties under this Agreement (by operation of law or otherwise) without the prior written consent of the other Parties, except that Buyer may assign his right to purchase (but not be relieved of his obligations) to any affiliated or related party, including a trust for the benefit of his family member. Any assignment of rights or delegation of duties under this Agreement by a Party without the prior written consent of the other Parties (if required) shall be void. No person shall be, or be deemed to be, a third-party beneficiary of this Agreement.

SECTION 13 - ENTIRE AGREEMENT

           This Agreement, together with the Exhibits and Schedules attached hereto, and the agreements, certificates, instruments and documents delivered pursuant hereto or thereto constitutes the entire contract among the Parties with respect to the subject matter hereof and cancels and supersedes all of the previous or contemporaneous contracts, representations, warranties and understandings (whether oral or written) by, between or among the Parties with respect to the subject matter hereof and there are no other agreements, representations, warranties and understandings among the Parties except as set forth herein.

SECTION 14 - FURTHER ASSURANCES

           At any time and from time to time after the Closing, each Party shall, at his own cost and expense, execute, deliver and acknowledge such other documents and take such further actions as may be reasonably requested by another Party in order to fully consummate the transactions contemplated hereby.

SECTION 15 - AMENDMENTS

           No addition to, and no cancellation, renewal, extension, modification or amendment of, this Agreement shall be binding upon a Party unless such addition, cancellation, renewal, extension, modification or amendment is set forth in a written instrument which states that it adds to, cancels, renews, extends, modifies or amends this Agreement and which is executed and delivered on behalf of each Party.

SECTION 16 - WAIVERS

           No waiver of any provision of this Agreement shall be binding upon a Party unless such waiver is expressly set forth in a written instrument which is executed and delivered on behalf of such Party. Such waiver shall be effective only to the extent specifically set forth in such written instrument. Neither the exercise (from time to time and at any time) by a Party of, nor the delay or failure (at any time or for any period of time) to exercise, any right, power or remedy shall constitute a waiver of the right to exercise, or impair, limit or restrict the exercise of, such right, power or remedy or any other right, power or remedy at any time and from time to time thereafter. No waiver of any right, power or remedy of a Party shall be deemed to be a waiver of any other right, power or remedy of such Party or shall, except to the extent so waived, impair, limit or restrict the exercise of such right, power or remedy.

SECTION 17 - HEADINGS; COUNTERPARTS

           The headings set forth in this Agreement have been inserted for convenience of reference only, shall not be considered a part of thisAgreement and shall not limit, modify or affect in any way the meaning or interpretation of this Agreement. This Agreement may be signed in any number of counterparts, each of which (when executed and delivered) shall constitute an original instrument, but all of which together shall constitute one and the same instrument. This Agreement shall become effective and be deemed to have been executed and delivered by all of the Parties at such time as counterparts shall have been executed and delivered by each of the Parties, regardless of whether each of the Parties has executed the same counterpart. It shall not be necessary when making proof of this Agreement to account for any counterparts other than a sufficient number of counterparts which, when taken together, contain signatures of all of the Parties.

SECTION 18 - SEVERABILITY

           If any provision of this Agreement shall be held to be invalid, unenforceable or illegal, in whole or in part, in any jurisdiction under any circumstances for any reason, (i) such provision shall be reformed to the minimum extent necessary to cause such provision to be valid, enforceable and legal while preserving the intent of the Parties as expressed in, and the benefits to the Parties provided by, this Agreement or (ii) if such provision cannot be so reformed, such provision shall be severed from this Agreement and an equitable adjustment shall be made to this Agreement (including, without limitation, addition of necessary further provisions to this Agreement) so as to give effect to the intent as so expressed and the benefits so provided. Such holding shall not affect or impair the validity, enforceability or legality of such provision in any other jurisdiction or under any other circumstances. Neither such holding nor such reformation or severance shall affect or impair the legality, validity or enforceability of any other provision of this Agreement.

SECTION 19 - CONFIDENTIALITY

           All data, reports, records and other information of any kind received by a party (the "Receiving Party") or its affiliates, shareholders, partners, directors, officers, employees, agents, representatives or consultants (the "Delivering Party") under this Agreement shall be treated by the Receiving Party as confidential (collectively, "Confidential Information"). The Receiving Party shall not use Confidential Information for its own benefit and shall use all reasonable efforts to maintain the confidentiality of Confidential Information (including, without limitation, using all reasonable efforts to limit disclosure of Confidential Information to its shareholders, prospective investors, partners, directors, officers, affiliates, employees, agents, representatives and consultants and use by them of Confidential Information for their own benefit). If the Receiving Party or, to the knowledge of the Receiving Party, any of its shareholders, partners, directors, officers, affiliates, employees, agents, representatives or consultants is required to disclose Confidential Information to any governmental or quasi-governmental agency, authority or instrumentality, the Receiving Party shall, prior to such disclosure, immediately notify the Delivering Party of such requirement and all particulars related to such requirement. The Delivering Party shall have the right, at its expense, to object to such disclosure and to seek confidential treatment of any Confidential Information to be so disclosed on such terms as it shall determine. Following the Closing, the provisions of this Section 19 shall no longer apply to Confidential Information regarding the Company acquired by the Buyer.

           The restrictions set forth herein shall not apply to the use or disclosure of Confidential Information (i) pursuant to any other written agreement between the Parties, (ii) by a Party in connection with exercising its rights or performing its duties or obligations under this Agreement or the agreements, instruments and other documents contemplated hereby, (iii) with respect to Confidential Information which (A) is or becomes generally available to the public through no fault or neglect of the Receiving Party or any of its shareholders, partners, directors, officers, affiliates, employees, agents, representatives or consultants or, (B) is received in good faith on a non-confidential basis from a third party who discloses such Confidential Information to the Receiving Party without violating any obligations of secrecy or confidentiality.

           IN WITNESS WHEREOF, the Parties have duly executed and delivered this Agreement as of the date first above written.

                                   SELLERS


                                   ------------------------------------
                                   James L. Paterek


                                   ------------------------------------
                                   Christopher P. Franco


                                   ------------------------------------
                                   Michael Ferrentino


                                   ------------------------------------
                                   Kevin Kiernan



                                   BUYER


                                   ------------------------------------
                                   John C. Fanning


                                   COMFORCE CORPORATION


                                   By----------------------------------
                                   Name:
                                   Title:

                                  Schedule 1.3

                          ALLOCATION OF PURCHASE PRICE

               James L. Paterek                                 $11,026,219.00
               Christopher P. Franco                             $5,887,955.80
               Michael Ferrentino                                $6,615,736.80
               Kevin Kiernan                                     $1,470,147.50

                                  Schedule 2.1

                               TITLE TO THE STOCK

               James L. Paterek                                      1,666,322
               Christopher P. Franco                                   889,794*
               Michael Ferrentino                                      999,794
               Kevin Kiernan                                           222,174



*  1. 12,500 shares are held by the Christopher P. Franco Charitable Foundation.

*  2. Paine Webber Margin Account to be reconciled at Closing.